Exhibit 99.1

TAMAN METALS LTD

Strategic Metals	Strategic Locations

News Release	July 10, 2015

TASMAN FILES AMENDED AND RESTATED PRE-FEASIBILITY STUDY ON THE NORRA KARR PROPERTY, SWEDEN AND CORRECTS DISCLOSURE

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV:TSM) (Frankfurt:T61) NYSE-MKT: TAS). Mr. Mark Saxon, President & CEO, announces that the Company has filed on SEDAR an Amended and Restated NI 43–101 Pre-Feasibility Study for the Norra Karr Rare Earth Element Deposit dated July 10, 2015 (the ”Amended PFS”) which replaces and supercedes the Pre-Feasibility Study announced by the Company on January 21, 2015 (the ”PFS”). As a result of a review by the British Columbia Securities Commission, we are issuing this news release to clarify our disclosure.

The Amended PFS removes all references made in the PFS to the Norra Karr project having a unconstrained mine life in excess of 60 years and corresponding production of tonnage that exceeds the resources contained in the PFS. We also hereby retract disclosure of an “unconstrained mine life in excess of 60 years” reported as a PFS highlight in our January 21, 2015 news release regarding the PFS.

We clarify that the only current mineral resource estimate for the Norra Karr project is the indicated mineral resource disclosed in the Amended PFS and summarized below. No other current mineral resoures are estimated or are implied for the Norra Karr project.

Indicated Mineral Resource for Norra Karr Project

TREO % Cut-Off Grade	Tonnes (M)	TREO (%)	% HREO in TREO	Dy2O3 (%)	Y2O3 (%)	Eu2O3 (%)	La2O3 (%)	Nd2O3 (%)	Ce2O3 (%)	Gd2O3 (%)	Tb2O3 (%)	Pr2O3 (%)	Sm2O3 (%)	Lu2O3 (%)
0.2	36.82	0.55	53.2	0.0253	0.2005	0.0020	0.0519	0.0603	0.1156	0.0183	0.00371	0.01504	0.01647	0.00227
0.4	31.11	0.61	52.6	0.0273	0.2178	0.0022	0.0573	0.0668	0.1282	0.0200	0.00403	0.01668	0.01815	0.00238
0.6	17.12	0.68	52.2	0.0299	0.2429	0.0025	0.0621	0.0769	0.1441	0.0226	0.00447	0.01896	0.02083	0.00251

Notes:

1) Mineral resources are not mineral reserves and do not have demonstrated economic viability.

2) Mineral resources are reported inclusive of any mineral reserves.

3) The mineral resources reported have based on a 20yr pit.

4) Mineral resources are reported for combined migmatitic grennaite, pegmatitic grennaite, grennaite with catapleiite and eudialyte lakarpite mineralization only

5) The mineral resources reported represent estimated contained metal in the ground and has not been adjusted for metallurgical recovery.

6) Total Rare Earth Oxides (TREO) includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.

7) Heavy Rare Earth Oxides (HREO) includes: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.

8) Preferred base case mineral resources are reported at a TREO % cut-off grade of 0.4% TREO.

9) Metal prices used for 20yr pit comprise:

Cerium Oxide	US$/g	0.005	Neodymium Oxide	US$/g	0.105
Dysprosium Oxide	US$/g	0.470	Praseodymium Oxide	US$/g	0.075
Erbium Oxide	US$/g	0.000	Samarium Oxide	US$/g	0.007
Europium Oxide	US$/g	0.700	Terbium Oxide	US$/g	0.725
Gadolinium Oxide	US$/g	0.020	Thulium Oxide	US$/g	0.000
Holmium Oxide	US$/g	0.000	Yttrium Oxide	US$/g	0.015
Lanthanum Oxide	US$/g	0.007	Ytterbium Oxide	US$/g	0.000

10) The potential development of mineral resources may be materially affected by legal, political, environmental or other risks.

HEAD OFFICE:	TSXV : TSM	EUROPEAN OFFICE:
Suite 1305 - 1090 West Georgia Street	NYSE MKT : TAS	Skollalen 2
Vancouver, BC V6E 3V7		BOLLNAS 821 41
CANADA	www.tasmanmetals.com	SWEDEN
info@tasmanmetals.com

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We clarify that the only current mineral reserve estimate for the Norra Karr project is the probable mineral reserve estimate disclosed in the Amended PFS. In particular, probable mineral reserves on the Norra Karr project total over 23.5 Mt of ore material at 0.59 % TREO. Mined waste totals 17.3 Mt for total rock movement of 40.8 Mt and life of mine stripping ratio (total waste:total ore) of 0.73. Mineral Reserve estimates have been based on a targeted 20 year mine life. Mineral reserve estimates have been based on migmatitic grennaite and pegmatitic grennaite ore types only. No other current mineral reserves are estimated or implied for the Norra Karr project.

The Amended PFS is available for review under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.tasmanmetals.com. The Amended PFS will also be available on EDGAR at www.sec.gov shortly.

The qualified person for the Company's exploration projects, Mark Saxon, President & CEO of Tasman and a Fellow of the Australasian Institute of Mining and Metallurgy and Member of the Australian Institute of Geoscientists, has reviewed and verified the contents of this news release.

About Tasman Metals Ltd.

Tasman is a Canadian mineral exploration and development company focused on critical metals including REE’s and tungsten in Scandinavia. Tasman is listed on the TSX Venture Exchange under the symbol “TSM” and the NYSE-MKT under the symbol “TAS”.  REE and tungsten demand is increasing, due to the metals’ unique properties that make them essential for high technology and industry.  Since over 80% of REE and tungsten supply is sourced from China, the European Commission (EC) promotes policy to develop domestic supply of critical metals to ensure the security of industry.  Tasman receives research funding from the EC.

Tasman's exploration portfolio is uniquely placed, with the capacity to deliver strategic metals from politically stable, mining friendly jurisdictions with developed infrastructure and skills.  The Company’s Norra Karr and Olserum projects in Sweden are two of the most significant known heavy REE resources in the world, enriched in dysprosium, yttrium, terbium and neodymium.  The Company is now focused on the safe, sustainable and responsible development of its Scandinavian mineral portfolio.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO	Investor Information www.tasmanmetals.com 1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7 Company Contact: Mariana Bermudez +1 (604) 685 9316 Email: info@tasmanmetals.com

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the NYSE - MKT nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note to U.S. Investors Concerning Mineral Resources and Reserves. In this news release, the definition of “mineral resources” is that used by the Canadian securities administrators and conforms to the definition utilized by CIM in the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” adopted on August 20, 2000 and amended December 11, 2005.

The standards employed in estimating the mineral resources referenced in this news release differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”) and the resource information reported may not be comparable to similar information reported by United States companies. The term “resources” does not equate to “reserves” and normally may not be included in documents filed with the SEC. “Resources” are sometimes referred to as “mineralization” or “mineral deposits.” While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the CIM - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act of 1933. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report

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mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

The estimation of measured, indicated and inferred mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned (i) not to assume that measured or indicated resources will be converted into reserves and (ii) not to assume that estimates of inferred mineral resources exist, are economically or legally minable, or will be upgraded into measured or indicated mineral resources. It cannot be assumed that the Company will identify any viable mineral resources on its properties or that any mineral reserves, if any, can be recovered profitably, if at all. As such, information contained in this news release and the documents incorporated by reference herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies in SEC filings.

Cautionary Statements. Certain statements found in this release may constitute forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995 or forward-looking information within the meaning of applicable Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements reflect the speaker's current views with respect to future events and financial performance and include any statement that does not directly relate to a current or historical fact. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, uncertainties related to the availability and costs of financing, the implementation of the Amended PFS, changes in corporate goals, unexpected expenditures, unexpected geological conditions, success of future development initiatives, imprecision in resource estimates, ability to obtain necessary permits and approvals, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, changes in world metal markets, changes in equity markets, environmental and safety risks, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements. Shareholders and other readers should not place undue reliance on forward-looking statements, as such statements speak only as of the date of this release. Except as may be required by applicable securities laws, Tasman disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.